Filed by Community Health Systems, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Tenet Healthcare Corporation
Commission File No.: 001-07293
FORWARD-LOOKING STATEMENTS
Any statements made in this material that are not statements of historical fact, including statements about our beliefs and expectations, including any benefits of the proposed acquisition of Tenet Healthcare Corporation (“Tenet”), are forward-looking statements within the meaning of the federal securities laws and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions.
These forward-looking statements involve risks and uncertainties, and you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction, our ability to obtain stockholder, antitrust, regulatory and other approvals for any proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, and uncertainty of our expected financial performance following completion of any proposed transaction. Forward-looking statements, like all statements in this material, speak only as of the date of this material (unless another date is indicated). We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
ADDITIONAL INFORMATION
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material relates to a business combination transaction with Tenet proposed by Community Health Systems, Inc. (“CHS” or the “Company”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for any prospectus, proxy statement or any other document which the Company may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov or by directing a request to Community Health Systems, Inc. at 4000 Meridian Boulevard, Franklin, TN 37067, Attn: Investor Relations.
The Company and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Tenet’s stockholders in respect of the proposed transaction with Tenet. Information regarding the Company’s directors and executive officers is available in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.
Event ID: 3587088
Culture: en-US
Event Name: Community Health Systems Offers to Acquire Tenet Healthcare for $6.00 Per Share in Cash and Stock
Event Date: 2010-12-10T15:30:00 UTC
C: Lib Schuler; Community Health Systems, Inc.; VP of IR
C: Wayne Smith; Community Health Systems, Inc.; Chairman of the Board, President and CEO
P: John Rex; JPMorgan; Analyst
C: Larry Cash; Community Health Systems, Inc.; CFO
P: A.J. Rice; Susquehanna Financial Group; Analyst
P: Gary Lieberman; Wells Fargo Securities; Analyst
P: Brian Sekino; Barclays Capital; Analyst
P: Ralph Giacobbe; Credit Suisse; Analyst
P: Kevin Fischbeck; BofA Merrill Lynch; Analyst
P: Justin Lake; UBS; Analyst
P: Whit Mayo; Robert W. Baird & Company, Inc.; Analyst
P: Jake Hindelong; Soleil Securities; Analyst
P: Operator
+++ presentation
Operator: Good morning. My name is Sara and I will be your conference operator today. At this time, I would like to welcome everyone to the Community Health Systems conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions).
Thank you. I would now like to turn the call over to Ms. Lib Schuler, Vice President Investor Relations of Community Health Systems. Ms. Shuler, you may begin.
Lib Schuler: Thank you, Sara. Good morning and welcome to Community Health Systems’ conference call. Before we begin the call, I would like to read the following disclosure statement:

“Any statements made in this presentation that are not statements of historical fact, including statements about our beliefs and expectations, including any benefits of the proposed acquisition of Tenet Healthcare Corporation (“Tenet”), are forward-looking statements within the meaning of the federal securities laws, and should be evaluated as such. Forward-looking statements include statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. These forward-looking statements may be identified by words such as ‘anticipate’, ‘expect’, ‘suggest’, ‘plan’, ‘believe’, ‘intend’, ‘estimates’, ‘targets’, ‘project’, ‘could’, ‘should’, ‘may’, ‘will’, ‘would’, ‘continue’, ‘forecast’, and other similar expressions.
These forward-looking statements involve risks and uncertainties, and you should be aware that many factors could cause actual results or events to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include: our ability to successfully complete any proposed transaction or realize the anticipated benefits of a transaction, our ability to obtain stockholder, antitrust, regulatory and other approvals for any proposed transactions, or an inability to obtain them on the terms proposed or on the anticipated schedule and uncertainty of our expected financial performance following completion of any proposed transactions. Forward-looking statements, like all statements in this presentation, speak only as of the date of this presentation unless another date is indicated. We do not undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote for approval. This presentation relates to a business combination transaction with Tenet, proposed by Community Health Systems, Inc. (“CHS” or the “Company”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for any prospective proxy statement or any other document, which the Company may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read any such document filed with the SEC carefully in their entirety, if and when they become available, because they will contain important information about the proposed transaction. Such documents would be available free of charge through the website maintained by the SEC at www.SEC.gov or by directing a request to Community Health Systems, Inc. at 4000 Meridian Boulevard, Franklin, Tennessee, 37067, Attention: Investor Relations.
The Company and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Tenet stockholders in respect of the proposed transaction with Tenet. Information regarding the Company’s directors and executive officers is available in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Other information regarding potential participants in such proxy solicitations, and a description of their direct and indirect interest by security holdings and otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.”
With that said, I would like to turn the call over to Mr. Wayne Smith, Chairman, President, and Chief Executive Officer. Mr. Smith?

Wayne Smith: Thank you, Lib. That’s longer than my script. Good morning and thank you all for joining us.
We issued a press release after the market closed yesterday to announce that Community Health Systems had made an offer to acquire Tenet Healthcare Corporation for $6 per share in cash and stock or approximately $7.3 billion, including indebtedness. CHS sent a letter to Tenet’s Board of Directors on November 12, 2010, outlining the proposed transaction. On Monday, December 6, 2010, we received a letter from Tenet’s Board, flatly rejecting our offer. On Wednesday, December 8, 2010, we received a second letter from Tenet’s Board, this time a five-page document that attempted to provide a rationale for rejecting our offer. Neither letter addressed the valuation issue.
The purpose of this call is to briefly discuss the proposed transaction and answer your questions. Larry Cash, our Executive Vice President and Chief Financial Officer, is also on the call with me.
Let me begin by saying that we believe there is a powerful and compelling strategic rationale for this transaction — complementary geographic fit with significant synergy potential; opportunity to leverage operating efficiencies and best practices; increased ability for a more effective contract negotiation with payers; continued growth driven by physician recruitment; and finally, we expect this transaction to be EPS accretive in the first full year following the closing of the acquisition.
We believe that $6 — $5 in cash and $1 in stock — represents a fair offer to the Tenet shareholders, a 40% premium over yesterday’s closing price of $4.29. The stock consideration allows the Tenet shareholders to participate in the future upside from earnings growth and synergy realization. Our banker, Credit Suisse, is highly confident that the necessary funds for the transaction can be arranged. Prior to the execution of a definitive agreement, we will receive a financing commitment to fully fund this transaction.
I’d now like to size the combined companies. CHS has 12 months of revenues of $12.7 billion and Tenet has the last 12 months revenues of $9 billion, a total of $21.9 billion. We would operate 176 facilities in 30 states, with a licensed bed count of over 32,000. This transaction would add an additional state to our geographic diversity, Nebraska.
Our standardized practices will align the Tenet facilities to improve the quality of healthcare services, and to strengthen physician and employee relations. This transaction would also benefit both payers and employers by providing comprehensive and cost-effective health services. We would also be able to bring broader and more effective services to all of our communities.
Tenet and Community Health have a strong geographic overlap with 10 states in common. The overlap gives us an increased negotiating power with the managed care providers and also offers potential referral synergies. We also believe we will be better positioned for healthcare reform. We continue to be diversified across urban, mid-size, and non-urban markets. On a combined basis, we will continue to be the sole market provider in almost 50% of our markets.
As with the Triad transaction, the combined Company has a significant scale advantage, primarily the ability to leverage operating efficiencies and the use of best practices across the entire hospital portfolio. In terms of revenue, we would be second to private HCA, but the largest in terms of number of hospitals.
Over the 10 years that we’ve been public, our management team has a proven track record of unmatched operating performance. We continued to demonstrate this operating strength when we acquired the Triad assets in 2007, successfully integrating those facilities. Since that time, the Company continues to record consistent financial performance, including same-store revenue growth and strong cash flow.
Triad contributed approximately 56% of our combined revenue at the time of the acquisition. Tenet would contribute approximately 42%. The EBITDA contribution for Triad was 55% and for Tenet, it would be 36%.
Again, we are very — again, we were very successful with the Triad acquisition of approximately 50 hospitals. We saw substantial corporate cost savings, recognized synergies over $270 million. We also improved EBITDA margin by 280 basis points. Additionally, since we acquired Triad, we have recruited approximately 2,400 physicians to those facilities.
So, we’re extremely excited about the potential of these two combined companies. And with that, Larry and I are now open — we’ll open the call for questions-and-answer period. And if you would like to talk to us after the call, you can reach us at area code 615-465-7000.
Sara — ready for questions.
+++ q-and-a
Operator: (Operator Instructions). John Rex, JPMorgan.
John Rex: So, I guess just first wanted to come back to some of the synergy parameters you laid out as you look to Triad. So, can we use as a guideline here maybe potentially scaled up for the bigger base of Tenet? Are there things that you could point out even — I know you haven’t been deep inside Tenet at this point, but you could point out quickly where that would be either too low, too high and you’d want to move away from that kind of assumption?
Wayne Smith: Yes, John, I think you’ll have to make your own assumptions about that. I think all we can do is say what we’ve accomplished in the past. As size matters in terms of this, you can look at — Triad was about a $6 billion revenue and Tenet is about a $9 billion revenue.
Having said that, I think one of the things that we’re encouraged about is the fact that we have a very standardized, centralized platform — operating platform. And the more we add to the platform, the more productivity and the more efficiency we get. We certainly think there’s synergies in terms of corporate synergies and operating synergies as we look to the future.
Larry, do you want to say anything?
Larry Cash: Yes, I just would add — I think it gives you a good parameter and the corporate revenue being larger in Tenet, which gave a lot of comfort that the $275 million can probably be achieved, but we haven’t put out a number as yet. We’ve done a lot of work. We do more work — clearly, a lot of synergies revolve around cost savings, corporate officer supplies, marketing, legal, accounting, audit fees, all that kind of stuff, which would be similar to what we’ve got in the Tenet activity.
But we’re pretty comfortable with the number we used. We hopefully are being conservative. And I also would add that in the Triad transaction, we kept changing the synergy number along the way and kept increasing it after we bought the deal. So, starting off with this deal we’re being a little conservative than what we envisioned that we would. I think the revenue gives you a good parameter there to be pretty sure there’s at least as much as there was in the Triad and maybe — probably some more.
John Rex: Okay, great. And can you tell us about your assessment of any hurdles that maybe Tenet’s corporate integrity agreement would present for you and kind of how you assess that?
Wayne Smith: Yes, we don’t — I don’t know — some people know this and some people don’t, but about 12 to 14 years ago when we first got here, we volunteered for a corporate integrity agreement because we found some things when we first got to this Company. So we have plenty of experience with that. We don’t see that as an issue. The things that we have done related to the government over the past number of years, we’ve got an excellent relationship. We don’t see that as any issue there whatsoever.
I don’t think the corporate integrity agreement has much to do with fair value of this Company, by the way.
John Rex: Okay, great. And then just last thing, as you look to the market then — I mean, I think probably the only market that jumps out as a state-wide is Texas, where there’s maybe a little bit more overlap. As you got down to the MSA levels, I mean, have you identified a set where you — a set of facilities where you’d have questions?
Wayne Smith: No. You know, we — unfortunately, we would love to have had an opportunity to talk to Tenet and their Board about why we think this is strategically so compelling. We never got that far. So we’ve not — we’ve seen the facilities — we know the facilities, all of the above, but we need more information about all that.
But again, there’s — the other regulatory thing that you might be concerned about is the FTC and we don’t see that — we’ve done a review of that and we don’t see any FTC issues here.
John Rex: Okay. You didn’t spot any markets where you thought that would be a hurdle then?

Wayne Smith: No.
John Rex: Okay. Great. Thank you.
Operator: A.J. Rice, Susquehanna.
A.J. Rice: Hello, thanks. Hello everybody. Maybe just jumping off on the transition of Community over the last 10 years — initially it became public focusing on the rural markets. Triad took you into the mid-size city markets. Now, Wayne, you mentioned some reasons why it might make sense to add an urban overlay — health reform, and leverage with payers, et cetera. I’d love if you would expand on your thinking there.
And then also just — I think there’s — I think it would be helpful maybe just to draw on your experience way back when, when you were running or overseeing some urban properties, just why you’re confident that making the move now that Community has the firepower to take something like this on.
Wayne Smith: Yes, let me just kind of start a little globally here in terms of how we think about this, you know, as we think about healthcare reform. We have been working and those of you who see us on the road or come here in our investor conferences, we’ve been talking about the fact that we think that what we should be thinking about strategically, in terms of healthcare reform, is infrastructure and being able to broaden our infrastructure so that we will not be excluded from any insurance products.
We’ve done a good job with that. We continue to do that, but this is a much larger step in being able to do that, in terms of broadening our networks. For example, someone mentioned Texas earlier — we have 18 hospitals in Texas; Tenet has 10, and that would be 28 hospitals in that state. When we think about networks, we think about everything from markets where we have a large presence in terms of hospitals and physicians, to a statewide network as well, all of which we think is very helpful.
The other piece to this is demonstrating quality. And we think that’s the other way that you could possibly get excluded from a network in the future. We’re doing great. We’re moving along, we’ve got great quality standards. We make great progress and all that.
We do think it’s helpful to — and one of the attractions here, believe it or not, and we certainly have experience with this, is the academic medical centers. We think the academic medical centers are very helpful as we think about the future, in terms of demonstrating quality and in terms of referral networks.
So we’re not concerned about our ability to manage this. We’ve got — I think we’ve got 46 hospitals that are over $100 million; 11 over $200 million. I would think if we got down into the weeds about this and we want to look at margins on our very large hospitals compared to anybody else’s in the industry, I think we’d certainly compare favorably.

But more importantly, I think we have a strategy that makes sense. And we certainly have the horsepower and the depth of management. One of our division presidents actually ran an academic medical center. So we certainly have the depth of management here and I think it’s — and the experience — that’s a code word for “old” — but we certainly have the experience in terms of making this work. And Triad is a very good example of this. But the story is, I think, we think it’s the right story and it’s very compelling.
A.J. Rice: Okay, great. Just maybe the other thing I would ask you about is, obviously, as you look at Tenet, they’ve got a lot of high-cost debt, public debt that doesn’t all — I mean, doesn’t automatically get refinanced here. Any comments about the opportunity that might be there to lower the average borrowing costs for them? Or what kind of assumption would you make on — effective on that $4 billion of debt they have outstanding?
Larry Cash: Yes, we’ve got several alternatives available today. We’ve worked closely with Credit Suisse, who gives some good advice about it. There’s lots of alternatives. I wouldn’t think that we’re going into it to immediately — that that debt would get lowered, probably think about the debt we would add would probably be somewhere, I think, some big transactions were just done at 7.75%. So, looks like something like existing debt for them and probably something like 8% for any debt we’d put on would be a pretty safe assumption.
I would add one thing, A.J. — you mentioned about the transition, and Wayne mentioned we’ve got 46 hospitals today over $100 million. Back when we did the Triad, we had 17, which shows how we’ve changed over the last few years.
Wayne Smith: Yes, one other thing I would add to all of this, in terms of our profile, we’ve operated as a small, non-urban company; we operated as a company now, a large company with all-size facilities. This is a little different in terms of the size of these facilities.
But having said that, we’re very comfortable with the operating side of it, but more importantly, we’re comfortable if we think about companies like HCA, who’s done a great job over the past number of years, and this is very similar to their profile now. And if you like HCA and the margins they get, then you probably will like this transaction as well.
A.J. Rice: Alright, thanks a lot.
Operator: Gary Lieberman, Wells Fargo.
Gary Lieberman: Thanks. Maybe to follow-up on that last point — can you talk about any kind of revenue opportunity you see? You talked about maybe some guidelines for the synergies more from a cost perspective, but if you looked at EBITDA per adjusted admission, Tenet’s probably isn’t a whole lot different than Community’s, despite having a higher case mix index. So maybe if you could talk a little bit about what you can see on the potential for the revenue side.
Wayne Smith: You know, one of the things that we don’t know, which we would like to know more about, and we can only gauge this from our past experience with Triad, in that as you all know, we’ve done an exceptional job in physician recruiting over the last number of years. I don’t think we’ve ever missed a target. This year, we’re going to recruit over 1,700 physicians to our facilities. Over the last two to three years, we’ve recruited over 2,400 facilities to the Triad facilities. And that in itself has been a big uplift in revenue and margin improvement. We think the same opportunity exists in the Tenet facilities.
Now, again, somebody will probably say, look, this is different because you’re — they’re big urban markets so you can’t just exactly recruit physicians in from the outside; you’ve got to recruit the — this is — we call that Hospital 101. We’ve been doing this for a long, long time. We understand the dynamics of markets and how to recruit physicians, and we do it in all types and all sizes of the market.
So I would say if you look at our historic model, in terms of what we’ve acquired through the years, we’ve always said the first couple of years, we work on the cost side and we get a few basis points in terms of improvement in terms of the margin on the cost side, but we’re all about the top line and trying to make sure we’ve got the right level of services, and the right complement of physicians.
Larry Cash: I would add one thing, Gary. I think when it comes to managed care — while we’ve not done any due diligence — we were where we got some managed care benefit in the Triad transaction. You would think when you put together 50 hospitals with 126 hospitals, you would probably get some managed care opportunities for that transaction also.
Gary Lieberman: Okay. And then maybe could you just comment on your comfort level with what the overall debt level would look like for the combined entity?
Larry Cash: If you look at it, our debt was about six times when we did the Triad; we worked it down to about five. This would go somewhere in the low five’s. We’re comfortable with that. We’ve run lots of projections here. We’re comfortable with our covenants that we’ve got and how we’ll be spending capital. So we’re very, very comfortable. And I think it’s very capable to get financing here; this is a good time to be borrowing money — or in the next few months, it looks like the interest rates will stay low. And so to the extent this moves forward, we should have some good financing.
Gary Lieberman: Great. Thanks a lot.
Operator: Brian Sekino, Barclays Capital.
Brian Sekino: Good morning. This is Brian Sekino on behalf of Adam Feinstein here. Just had a question on your synergy targets, I guess, with the Triad deal. I know you initially guided towards $145 million, and then over time, you — that came up to $275 million. Can you tell us, I guess, kind of in what areas the upside in synergies came from and what you realize about those facilities, as you became more familiar with them?

Larry Cash: Yes, clearly, the first synergy number we put out was low when we announced the deal of $50 million and raised it to $84 million. And I think the first full year, we hit $145 million.
We probably did a little bit better in the corporate office. We did better in the supply category, better in the category suspending like marketing and also in areas like health information management, and then eventually also got some of the IT area. We were pretty pleased that we actually achieved more than we anticipated when we first announced the deal. Here we think we’ve been very conservative — what we would have here. And I think there’s plenty — and if you look at size of hospitals or locations of hospitals, these types of synergies are going to happen based more — putting together two companies. So I don’t think it has anything to do the size of hospital or whatever.
Wayne Smith: But I would remind you that we say this a lot, and we say this publicly, we have not reduced our 401(k); we’ve not had a major layoff of 800 people. We have not deferred our salaries from one quarter to the next year. We’ve not done any of those kinds of things. We have a very stable operating platform and it’s worked extremely well. We’ve not had to do those because our productivity and efficiency in the way that we operate. So when we talk about synergies, we’re not talking about doing things that would be draconian or uncomfortable or anything else like that.
Larry Cash: And if you actually go back over history and pro forma, had we owned all of Triad in 2007, we’ve grown EBITDA $450 million and revenue by $3 billion and reduced debt $200 million, and also cut the shares almost 2.5 million. So it’s been a real good performance.
Brian Sekino: Okay, great. Thanks. And then just you mentioned the leverage that you’ll get with managed payers on a statewide basis. Just wanted to ask, I know you’ve talked about some of the supply initiatives and that you’ll look to announce some of those a little bit later, how would a transaction like this fit in with some of those initiatives that you’ve been planning?
Larry Cash: Well, I think this relates to supplies. In the case of Triad, they were about 80% compliant; they’re well over 90% compliant now. We’ve been one of the most compliant companies within — HBG does an excellent job of activity. We’d have a transition period and we’d work to move our supplies over to our current GPO and have some very good savings off that. And I just would add, we’ve made some transitions before at $20 million, $25 million, when we had less than the $4 billion revenue.
Wayne Smith: Yes, and I think, clearly, we have a good track record. And we have a standardized, centralized process that we use. We’ve done this so many times over and over again.
But I would tell you that we disagree with some people’s view of meaningful use and IT. If you’ve got to spend $600 million, you’re only getting $300 million back, we don’t know exactly what happens to that gap there in between that, when it’s all said and done. We don’t expect that to be a big uplift in earnings.

Brian Sekino: Okay, thanks a lot.
Operator: Ralph Giacobbe, Credit Suisse.
Ralph Giacobbe: Thanks, good morning. Can you maybe give us a sense of how you think about margin profile between urban and rural hospitals? Earlier, you mentioned HCA, and if we like HCA, it’d be sort of a similar combination between you and Tenet. HCA’s margins are obviously a lot higher. So I’m just trying to gauge — are you saying that you think there’s a lot of opportunity within the urban markets to help or even raise the profile of your consolidated margins today?
Larry Cash: Well, if you look at us today in our hospitals, the 46 hospitals we named, they’ve got a margin higher than our company average. And then also I believe if you look at HCA, they’ve got like an 18% margin. I think they’ve got more employed physicians than — on a revenue basis than Tenet’s got, which probably hurts the HCA margins — probably be even higher for (inaudible) employed physicians at Tenet.
I think that being able to move the 11% up to 18%, that’s not something we’ve ever modeled or guided to; I think there’s lots of opportunity, especially if you look at our existing company-wide margins, 14%. And we just said our larger hospitals drive a better margin than that. And also actually our volume growth this year has been better in the larger markets than some of the smaller markets. And the case mix is larger and generally — generally, most companies who have the higher case mix, have better margins.
Ralph Giacobbe: Okay. And then just going back to what you said, it sounds like you don’t think there’d be tons of issues on the FTC side. I guess, should we think about anything going forward with the combination, whether there’d be significant pairing just based on your strategy to get more — in the urban markets, would there be a significant pairing that we should expect on some of your other existing maybe rural markets?
Larry Cash: I don’t think so. I think it’s way too early to speculate that. Basically, good markets in good states — they feed each other and work well together. One of the things we try to do is hospitals in Texas, the hospitals in Pennsylvania, relate to better and make sure the referrals are there when there’s opportunities a few miles down the road, 20 or 30 miles to get referral activity.
Wayne Smith: Yes, I think this is about strategy and how we think about strategy in the marketplace. We think being broader and wider is important now in terms of managed care and healthcare reform, all of the above. Our strategies are pretty straightforward around building market share. We’re very clear about that. We do a great job on physician recruiting. We do a great job on enhancing and improving our emergency services.
This past year, we did like 1.2 million discharge call-backs from our emergency rooms across this country in terms of patient satisfaction. All that works very, very well. We do think, clearly, there’s some potential here in terms of — our outpatient revenue is about 50%. Tenet’s outpatient revenue is about 30-something-percent, 33%, 34%, I think in that range.

Outpatient revenue has been moving up for a long, long time. This is not a new strategy. It’s one that’s been in existence for a long, long time. So all of us have been working around that. You can go back and look at historically what we’re saying and what other companies are saying in terms of developing that. So, obviously, that is a — there is an opportunity there.
I suspect what’s happened in those markets — competitively there’s been a lot of competition in the markets — and that’s something we’ll just have to work around. And we see this periodically ourselves. But when you look at our consistent performance, it’s really about strategy and how we think about our approach to our business practices.
Larry Cash: And Ralph, just one point, on the acquisitions last year, we bought one in Siloam Springs, which is 30 miles from three of our good hospitals in Arkansas. And this year we bought one in Marion, South Carolina, which is 28 miles from Florence.
So we have bought hospitals less than $100 million, both of those were less than $100 million; one about $60 million, one about $40 million. But they can feed into the nearby hospitals we already own, so that gives us an opportunity to be successful in those markets and then also get some referrals under our larger markets. And that’s what you try to do where you have overlapping services and states.
Ralph Giacobbe: Okay. Great. Thank you.
Operator: Kevin Fischbeck, Bank of America Merrill Lynch.
Kevin Fischbeck: Okay, thank you. I guess, I wanted to ask you about the — you mentioned before that having urban hospitals and the non-urban hospitals together creates a broader network. But I guess this was kind of the view 15 years ago or so. And then you had ACL, then we spin out LifePoint and Triad. I was wondering if you think that things are now different — the market now benefits from this type of consolidation when it didn’t before? Why will it work this time when it didn’t work last time?
Wayne Smith: Well, I think we have healthcare reform and I think the dynamics around the markets are changing, particularly the insurer base is going to be changing. You’re going to have exchanges, you’re going to have 32 million more people.
Don’t forget, though, we were at Humana for a long, long time. Humana is now part of HCA, so we are very capable of running and managing those kinds of hospitals. Then if you go back historically, we had the view then that we — a vertically integrated delivery system with the managed care and hospitals was the right idea at the time.
This healthcare reform, by the way, has a lot of that in there in terms of the Kaiser view of the world and the Cleveland Clinic, and all of that. So I’m not suggesting that we’re interested in managed care; all I’m suggesting is that we’re interested in a broader network so that we can accommodate all those patients.

Larry Cash: I think also, if I remember correctly, HCA had about 300 hospitals when it started doing that, and I think they were just doing things which it should do to help increase shareholder value, which is the same thing we’re doing in these transactions — possible transactions, to increase shareholder value.
Kevin Fischbeck: Okay. And then how are you guys thinking about the NOL at Tenet? Do you guys expect you’d be able to use all of it? And are there going to be any restrictions or limitations as far as you can see on it?
Larry Cash: Based on our initial analysis, we’ve had some outside help to do that. But we’ll be able to use it, it’d be over several years, probably a little faster the first five years. And then the remaining 12 years after that. So it would be of benefit to us. And we’re aware of that and I think most investors and most analysts are aware of the NOL that exists. And we would be able to use it and we’ll factor it in. It will be a cash tax savings; it wouldn’t affect pretax income or EPS.
Kevin Fischbeck: Okay. And then, finally, what are the next steps here? So you’ve kind of laid out the case here — how are you guys thinking about this internally, as far as the next steps to take?
Wayne Smith: Well, I would say a couple of things, and if I were to back up a little bit, I would say that it’s unfortunate that we weren’t able to have a conversation about this. Our first letter that we got basically said our Board of Directors did not believe that your proposal offers even remotely fair value to Tenet shareholders and therefore see no reason to pursue discussions between the two companies.
We pushed back a little bit and then we got this five-page letter, which, I’m not sure that helped us very much in terms of value, and what the real value is to the shareholders and how it works for each shareholder. So it’s one step at a time. We’re certainly hopeful that rational people prevail here, and that we have an opportunity to have discussions and have an opportunity to talk about this, and hopefully, work out a transaction that works both for the Tenet shareholders and for our shareholders.
But I would say that we are absolutely committed. And we think this is strategically important to us going forward and is compelling, in terms of a value for both shareholders.
Kevin Fischbeck: Okay, great. Thank you very much.
Operator: Justin Lake, UBS.
Justin Lake: Yes, good morning. Just a couple of questions on the financing side. I just wanted to confirm the assumption you used when you discussed accretion in year one, it sounds like it’s approximately an 8% cost of debt and no benefit from refinancing Tenet’s existing debt. Is that both correct?

Larry Cash: We didn’t make an assumption on debt refinancing activity. We’re probably not going to a lot of activity (technical difficulty) — not going to get much more of that. But — and we did use something in the range of what the market has been — the market has been around 8%.
Justin Lake: Okay, great. And then how much debt pay-down do you think you could expect to do over the first few years? And is there a target leverage ratio that you think you could get to? I mean, it sounds like you’re going to be up into the low fives here if you close the deal.
Larry Cash: It — maybe in the low fives. I’d just sort of say in the Triad deal, we did six times. It’s now down to five times and something similar should be able to get done in this transaction. We’re not in the position now — I don’t want to give that many specifics out on the leverage move, but it would move down nicely similar to the way to Triad, maybe a little bit better.
Justin Lake: Okay. And Larry, I think this might be the first time you’ve talked publicly, at least to my recollection, about at least updating those Triad margins. And it sounds like the number I think you threw out there was about 280 basis points of improvement.
Larry Cash: I thought we said it on our conference call. If anybody has ever asked us on a conference call, we’ve talked about our class of 2007. I think we’ve said it’s gone from 11% to 12% up to about 14% to 15%. So we may not have given an exact answer, but we’ve implied that, or anybody’s answered any type of questions, we’ve said that.
Justin Lake: Okay. And just the — I guess where I’m going is the trajectory of those margins. I mean, how would you lay out, I mean, over a three-year period? Would it be about 100 basis points a year? And then more importantly, can you break it down? I mean, I remember when you first came out with the guidance, there was a cost synergy and then there were — the later years were more revenues synergies. Is there a way to think about breaking that 280 among those two groups?
Larry Cash: Well, in the 280, clearly, if I remember correctly, I think we hit about $145 million the first calendar year. And if we hit about $25 million the first few months and then we hit $100 million in the second full year. So that would say of the $145 million, about half of it was done in the first full calendar year and the rest of it, about 40% of it, was done in the second calendar year.
Justin Lake: And how much of the margin improvement was from revenue? Just — like, was it half or —?
Larry Cash: The recollection there, probably 20% of that would have been from the managed-care number type of revenue activity. We generally don’t try to consider physician improvement, ER management, capital spending and that kind of stuff when you think about synergies. Most of it is in the area of cost. And we’ve got a very, very good talented managed-care area, which should do a very good job if this transaction moves forward, and have an opportunity to improve the managed-care arrangements, I think.

Justin Lake: Great. Thanks for all the color.
Operator: Whit Mayo, Robert Baird and Co.
Whit Mayo: Larry, I guess I was hoping maybe you could help me understand the equity component of this deal a little bit. Obviously, you offered some stock because I guess you think that the Board may potentially find it attractive. But maybe why stock? It’s fairly cheap, or at least it was yesterday, thus kind of an expensive source of funding. So just trying to better understand that.
Larry Cash: Well, in looking at what — how to best do this, we thought — the shareholders, longer shareholders, our shareholders — we could give them some percentage of stock, that would make sense. And I think they gave $1 out of $6. But we also got some indication it’d be helpful. We believe this will be a very, very compelling transaction, a very accretive transaction the first year, and very accretive continuing going forward versus our existing element. And we think giving out $1 in stock would be appreciated for our existing shareholders and especially the ones that own both Tenet and CHS.
Whit Mayo: Okay. And maybe just the question I had on the recruiting, the emphasis there. I mean, there’s clearly some definitional differences between what you look at as admitting physician versus how Tenet has defined it over the years, given their splitters. But do you have a sense for maybe what your referrals look like relative to Tenet on an admissions per doctor basis? I’m trying to understand — you’ve place maybe a little bit more emphasis there (multiple speakers) —
Wayne Smith: Absolutely not.
Whit Mayo: Okay.
Larry Cash: The only thing that we could add based on conference notes, they’ve talked about 28 admissions per physician. I don’t know what that definition is. When we look at our accreting positions that we do, our admitting physicians will get usually 100 admissions. So there is a difference there.
Whit Mayo: Okay. And back just to the financing for a second, are you working under the assumption that you can indeed absorb Tenet’s debt without refinancing? I just want to make sure that I’m clear on that.
Larry Cash: We’ve got lots of alternatives. That’s one of the alternatives that’s there. And we think we can be able to do this in an accretive and effective way, based on the advice we got from Credit Suisse. I think the bigger focus for us on how the debt would be what we’d have to pay for the new debt.
Whit Mayo: Okay. And then just on accounting, this has all moved pretty quickly, but just understanding whether or not you’ve identified any meaningful accounting differences, maybe income guarantees? I mean, presumably, Tenet has been somewhat more conservative than some of the others over the years, so just kind of (multiple speakers) —
Larry Cash: Well, we’ve got the same auditors, so I wouldn’t take the most activity is what we’ve done is making it — looked at the fixed assets and (multiple speakers) —
Wayne Smith: (multiple speakers) — just separate.
Larry Cash: The same, but separate. Different auditors. We’ve got to do some estimates on the asset write-ups, so that’s been considered, and also try to estimate lives on that and amortization for that. We’ve looked at what the value an NOL will be. And there shouldn’t be that much difference — in reading what’s there, there may be some differences but nothing of a — that would not be able to — we’d be able to handle pretty quickly.
Whit Mayo: Okay (multiple speakers) —
Larry Cash: And actually income guarantees, there’s not a lot of income guarantees being given now. Most of the physicians are being employed.
Whit Mayo: That’s true. Do you happen to know exactly what Tenet’s corporate overhead is running now? It’s kind of been a mythical number to us for a couple of (multiple speakers) —.
Larry Cash: No. No, we do not. We’ve had to make some estimates on that.
Whit Mayo: Okay. And your estimate is what, maybe 2% of revenue or so?
Larry Cash: Well, most people will run something 1.5% to 2% but — so that’s probably in the ballpark of what most estimates would be.
Whit Mayo: Okay. And I guess maybe my last question, just to throw this out at Wayne, just curious how bad do you want this? I mean I presume you’ve got a set of parameters that you’re willing to work within and presumably stay disciplined on valuations, so you sort of mentioned the low-five leverage ratio you don’t really want to go past. So just anything helpful to understand at what point you’re just not interested any longer in these assets.
Wayne Smith: Well, I said this earlier, we’re hopeful that rational people will prevail here in terms of the thought process. We think it is fully priced at $6 a share. If you look at what we’ve been paying for hospitals over the past couple of years, it’s been a lot less than this.
So — and we’re absolutely committed. I mean, I think it’s a one step at a time, so it’s a little early to make any determination about what the next step might be, but it’s unfortunate and we’re apologetic for the fact that we had to go public with this. If we had had the opportunity to discuss this face to face, I think we would have had a different result here. And we would have been able to work through this.

It is such a compelling opportunity for both shareholders — we’re having a difficult time understanding why not. And the five-page letter didn’t help us that much with that as well. So, I can tell you that you that, you know, you know us; you know we’re very disciplined operators, that we think strategically that, yes, we’ve been accused of being opportunistic, and we are. And I think that’s what we do. And we’ll continue to do that. So it’s a good opportunity for us and we’ll continue to work on it.
Larry Cash: I’d also just add a little bit. You’re asking questions about overhead and projections and all of that. We’ve looked at all the cost reports for three years for their hospitals. We’ve looked at all the conference notes. We’ve done lots of projections here and generally have had pretty good accuracy in those projections in the IPO and the debt financing we’ve done, and in the Triad transaction. So we’ve done all the work we could do with the information that we could get our hands on. So there’s been a lot of effort to try to make sure we’ve got reasonable, good, accurate assumptions here.
Whit Mayo: Great. Okay. Well, thanks a lot, guys.
Operator: And your last question comes from the line of Jake Hindelong of Soleil Company. Your line is open.
Jake Hindelong: Good morning. Jake Hindelong at Soleil. Can you give us a bit of commentary on the one-time charge, the order of magnitude? And do you plan to keep all the hospitals?
Larry Cash: Well, as of right now, yes, on all the hospitals. The one-time charge is stuff that you would have for like — you’ve got severance pay and change of control, and things of that nature. We haven’t quantified that; I don’t think we’ll go into that kind of details yet. But it’s all manageable. Similar transactions were done in the Triad activity. But those would be your one-time charge. There may be some accounting differences, which we had alluded to, but those are usually not cash charges, but there could be some of the change in control and severance payments.
Jake Hindelong: Great. And then just as far as timing of the accretion year one, fair to say it would take a couple of quarters to make the move?
Larry Cash: Well, I think we’ll just — we’ll stick with if it’s accretive in the first 12 months; it’s a little difficult to sort of predict at this point in time exactly if it’s first quarter, second quarter or third quarter. But in the first 12 months, we’d expect to see an accretive transaction.
Jake Hindelong: Very good. Thank you very much.
Operator: And there are no further questions in queue. I turn the call back over to management for any closing remarks.
Wayne Smith: Thank you again for joining us this morning. We believe that this acquisition marks a clear and strategic step for the future. We remain focused on our business strategy and improving our results. And once again, if you have any questions, you can reach us at area code 615-465-7000.
Operator: This concludes today’s conference call. You may now disconnect.